UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934 (AMENDMENT NO. 3)

TALEND S.A.

(Name of Subject Company)

TALEND S.A.

(Name of Person(s) Filing Statement)

American Depository Shares, each representing one ordinary share, nominal value €0.08 per share;
Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207

(CUSIP Number of Class of Securities)

Christal Bemont

Chief Executive Officer

Talend S.A.

5-7, rue Salomon de Rothschild

Suresnes, France 92150

+33 (0) 1 46 25 06 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Ishii

Patrick Sandor

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Talend S.A., a société anonyme organized under the laws of France (“Talend” or the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2021 (together with any subsequent amendments and supplements thereto, this “Schedule 14D-9”). This Schedule 14D-9 relates to the tender offer by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands (“Purchaser”), an indirect subsidiary of Tahoe Ultimate Parent, L.P., a limited partnership organized under the laws of the Cayman Islands (“Parent”) and an affiliate of Thoma Bravo L.P. (“Thoma Bravo”), to acquire all of the outstanding Company Shares for $66.00 per Ordinary Share and $66.00 per ADS (the “Offer Price”) in each case, payable net to the seller thereof in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and ADS Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer to Purchase, Ordinary Share Acceptance Form and the ADS Letter of Transmittal are filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021, by Purchaser (as amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Solicitation/Recommendation Statement or in this Schedule 14D-9.

Item 8. Additional Information.

Item 8 of this Schedule 14D-9 is amended and supplemented by adding the following immediately prior to the section captioned “Cautionary Statement Regarding Forward-Looking Statements”:

Completion of Offer; Subsequent Offering Period

The Offer and withdrawal rights expired at 5:00 p.m. New York City time on July 28, 2021. Equiniti Trust Company (the “ADS Tender Agent”) has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 27,774,539 ADSs had been validly tendered into and not withdrawn from the Offer and BNP Paribas Securities Services (the “Ordinary Shares Agent”) has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 1,284 Ordinary Shares had been validly tendered into and not withdrawn from the Offer, collectively representing approximately 84.4% of all issued and outstanding Company Shares as of such time (or 96.8%, assuming the valid tender of the ADSs subject to notices of guaranteed delivery). The number of Company Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Company Shares validly tendered into and not properly withdrawn from the Offer.

Purchaser has commenced a subsequent offering period during which tenders of Ordinary Shares will be accepted. The subsequent offering period will expire at 5:00 p.m. New York City time on August 9, 2021. Any Ordinary Shares properly tendered during the subsequent offering period will be accepted for payment, and the holders of such Ordinary Shares will be promptly paid the Offer Price. During the subsequent offering period, the Depositary will tender the Ordinary Shares underlying any untendered ADSs to Purchaser in exchange for the Offer Price, and the Depositary will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendered ADSs. Accordingly, no tenders of ADSs will be accepted during the subsequent offering period and the holders of such untendered ADSs will become entitled to payment of the Offer Price as a result of the Depositary’s tender of the underlying Ordinary Shares. Ordinary Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Ordinary Shares or ADSs tendered during the initial offer period may be withdrawn during the subsequent offer period.

The press release announcing the results of the Offer and the commencement of the subsequent offering period is attached as Exhibit (a)(1)(O) to this Schedule 14D-9 and is incorporated herein by reference.

Item 9. Exhibits.

      Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(O)	Joint Press Release issued by Thoma Bravo and Talend S.A. on July 29, 2021 (incorporated by reference to Exhibit (a)(1)(Q) to the Schedule TO filed by Tahoe Bidco B.V. with the SEC on June 11, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

TALEND S.A.

By:	/s/ Christal Bemont
Name: Christal Bemont
Title: Chief Executive Officer

Dated: July 29, 2021